

Mail Stop 7010

November 30, 2007

<u>Via U.S. Mail and Fax (817) 870-0379</u>
Mr. Louis G. Baldwin
Chief Financial Officer
XTO Energy Inc.
810 Houston Street
Fort Worth, TX 76102

      Re: XTO Energy, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed March 1, 2007

                Form 10-Q for the quarter ended March 31, 2007
                Filed May 7, 2007

                Form 10-Q for the quarter ended June 30, 2007
                Filed August 7, 2007

                Form 8-K/A filed October 12, 2007

                File No. 1-10662

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              /s/ Brad Skinner

                              Brad Skinner
                              Senior Assistant Chief Accountant